QUARTERLY REPORT
for the period ended 31 December 2007

HIGHLIGHTS

•	Acquired a 12.5% interest in the Sabretooth Prospect in Brazoria County, Texas spudding mid March, 2008.

•	Look Out Wash Field development well #30-31 completed and put on production

•	State GC #2 Well in Lea County New Mexico, spudding January 30th, 2008.

•	Finalisation of technical work and AFE to frac the Harstad 15-1H well in Williams County, North Dakota

•	Finalisation of technical work and frac design for the GC 29-2 well in the Baxter shale play.

DRILLING PROGRAMME 2008

State GC Oil and Gas Field Extension
Samson 27% Working Interest
A follow up well that will target the Lower Leonard Formation which produces from the State GC well has been permitted and is schedule to spud on January 30th, 2008. This well offsets the State GC #1 well (the highest value well in the company) and is operated by Penroc Oil Company of Hobbs, New Mexico. The well name is the State GC #2, located in Lea County, New Mexico.

Sabretooth
Samson 12.5% Working Interest
The Sabretooth prospect is anticipated to spud mid March, 2008 and consists of a deep Vicksburg sand test located on shore in the Gulf Coast producing region of Texas. This prospect is controlled by 3D seismic and offsets a recent 10 BCFE discovery of analogous 3D seismic nature. Contingent reserve estimates indicate 25 BCFE potential and an expected initial rate of 5 mmscf/d. Samson will hold a 12.5% working interest in this project.

Lookout Wash Field - Wyoming, USA
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin which is part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from The Almond Bar, which is a stratigraphically bound trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

The Lookout Wash 30-31 development well spudded on October 23rd, 2007 and was logged on November 28th, 2007. The open hole logs showed three viable Almond sand benches at: 11,150’ MD, 11,396’ MD, and 11,550’ MD. All three benches exhibited considerable resitivity and neutron-density response on open hole electric logs quantifying each zone as pay. Each zone was fracture stimulated and put on first production December 18th, 2007. This well had an initial rate of 550 mscfd and based on flowing tubing pressure performance exhibits partially depleted reservoir performance.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

North Stockyard Project
Samson 34.5% Working Interest
The planning for the fracture stimulation of the Harstad 15-1H has been completed and is expected to be conducted on February 5th, 2008 and should increase the current oil rate from 60 BOPD to 400 BOPD. The engineering design for this stimulation will see a seven stage fracture stimulation of the 4,600 foot lateral. The effect of the frac will be to not only improve the permeability but to also connect parts of the lateral well bore which was drilled outside the primary porosity zone.

Rock Springs West Project, Baxter Shale
Samson 78% Working Interest
Reprocessing of the existing 3D grid within the Baxter shale is being carried out in order to better understand the natural fracturing systems and how they are imaged with 3D seismic. The stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

Jonah Field
Samson 21% Working Interest
Two additional developments wells are being planned by the operator Forrest Oil company and will be drilled in April, 2008. These wells have been approved by all working interest partners. Drilling of these two wells has been delayed as federal drilling permits have not been received.

PROJECTS

Sabretooth
Samson 12.5% Working Interest
The Sabretooth prospect is a very exciting exploratory opportunity that is located in Brazoria County, Texas - onshore Gulf Coast Basin and represents a structural trap which is supported by 3D seismic grid which indicates various direct hydrocarbon indications, including amplitude and AVO.

Sabretooth prospect is an offset to the successful Griffith #1 well 1.6 km (1 mile) to the northeast, this well has proven reserves of 10 BCFE and is currently producing 5 mmscfd. This well found 100’ of gross pay, 68’ of net pay and had an initial reservoir pressure of 9,300 psig. This producing well exhibits the same amplitude, AVO, and angle gather seismic characteristics found in the Sabretooth prospect.

The target sand of the Griffith #1 well and the Sabretooth prospect is the Text 2 Sand found in the larger Vicksburg sand series. The target depth is 14,000’ tvd and the well path will be directional with a 3,500’ total lateral deviation with two strings of intermediate pipe. The gross dry hole costs will be US$5.9MM with gross completed wells costs estimated to be US$7.5MM. The objective reservoir is expected to be overpressured with initial pressure of 9,000 psig and is projected to be depletion drive in nature. Calculated mean reserves are 10 BCFE. Upside potential (P10 reserves) are 22 BCFE. The well

In summary this prospect offers Samson several attractive characteristics:

1) This opportunity is outside Samson’s focus area however represents a very nice opportunity to develop a gas reserve which is conventional, that is it is not tight gas.

2) It is technically robust.

3) Opportunistic, in that it has come to Samson via prior associations and intimate local knowledge.

4) It will give Samson additional diversity in terms of gas pricing, the 2007 summer gas prices in the Rockies with huge differentials have lead to a significant drop in revenue, and whilst this has been corrected with the completion of REX it never the less points to a requirement to have a source of gas which is diverse.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

Lookout Wash Field - Wyoming, USA
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin which is part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from The Almond Bar, which is a stratigraphically bound trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

The Lookout Wash 30-31 development well was drilled late 2007. This well was located in the central part of the field and is adjacent to the best performing well in the field, which has produced in excess of 3 Bcf. The 30-31 well as its primary target the Almond Formation and is expected to recover a reserve of 2.2 Bcf and have an initial production rate of around 2.0 mmcfd. Samson’s working interest in this well is 24.4%, compared to a general 18.2% interest in the balance of the field.

State GC Oil and Gas Field - New Mexico, USA
Samson 27% Working Interest
The State GC #2 well is planned to spud on January 30th, 2008. The well will be located on an amplitude anomaly developed within the Lower Leonard section which is productive in the State GC #1 well. This amplitude anomaly has been calibrated by two additional dry holes that were drilled by adjacent leasees, who were attempting to offset the State GC #1 well.

The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 460,000 barrels (bbls) of oil and 0.7 BCF of gas.

North Stockyard Project - North Dakota, USA
Samson 34.5% Working Interest
Samson has a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field located in the Williston Basin in North Dakota.

The Harstad#1-15H well continues to produce at a rate of around 60 BOPD.

Engineering studies have been completed on a design of a fracture stimulation that is expected to increase the oil rate to around 400 BOPD. This frac will be pumped on February 5th, 2008.

Green River Basin
Wyoming, USA
The Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional tight gas reservoirs and an emerging shale gas play located within the Baxter Shale. Samson holds a total of 40,000 net acres within this region.

Rock Springs West Project - Wyoming, USA
Samson 78% Working Interest
Fracture identification analysis has been completed and has determined a number of areas within the Greens Canyon 3D seismic area contain fracture systems. The importance of these systems has been published by Questar. Questar has advised that it’s most recent success in the development of the Baxter Shale resource (evidenced with a flow rate of 9 mmcfpd from a vertical well and 5 mmcfpd from a horizontal well) has been due to the identification of fracture systems.

Stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

Jonah Field - Wyoming, USA
Samson 21% Working Interest
Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field.

The operator has advised Samson that it intends to drill two of these locations in early 2Q 2008.

The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA having produced in excess of 1.0 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Stage Coach East - Wyoming, USA
Samson 100% Working Interest
The prospect is located to the southeast of the Stage Coach Draw Gas Field in the Green River Basin in Wyoming. The Stage Coach Draw Field has produced 23 BCF of gas and 316,000 barrels of condensate from the Almond Formation. The prospect is adjacent to the Stratos Federal #1 well. This well was partially funded by the US Department of Energy and there is considerable data available from the well. The Stratos Federal #1 was drilled to test deeper formations but intersected 20 feet of gas shows, good permeability and excellent porosity was measured by wire line logs in the Almond Formation. Recent mapping of this project area has determined both the trapping mechanism of the field and the prospect area and has determined that the prospect has the ability to deliver a recoverable contingent reserve of 58 Bcf, with 21 Bcfe net to Samson.

The Almond Formation which is the primary target returned two gas shows in the first well drilled in the field. The first over the interval 8,226 to 8,265 feet peaked at 500 units over a background of 50 units and the second over the interval 8,342 to 8,366 feet recorded a peak of 470 units over a background of 25 units. The well was drilled to a total depth of 9,067 feet and was logged and production casing run.

The planning for the fracture stimulation of the two primary zones in the Almond Formation was completed and the stimulation was carried out in late October, 2007. The fracture stimulation yielded no combustable gas or recordable reservoir pressure from the two stimulated Almond sands. The well has been temporarily abandoned until Spring, 2008 at which time it will be tested again for commercial hydrocarbons before final plugging and abandonment.

Amber Field SE - Oklahoma, USA
Samson 37.5% & 32.5% Working Interests
The SE Amber Gas Field in Grady County, Oklahoma was discovered in 1970 and covers an area of approximately 6,000 acres. The field has been in continuous production and development since its discovery and has produced in excess of 73 BCF of gas. Samson has an interest in 1,280 acres with 9 wells producing 3,700mcf daily (884 mcfd net to Samson). These are long-lived reserves with the original 1970 well showing a 55 year production life.

Hawk Springs Project - Wyoming, USA
Samson 50% Working Interest
A geologic project is being undertaken to identify the remaining potential in the Codell and Niobrara Formations. The analysis of the Codell Formation suggests that there is little potential at this level. The Niobrara Formation potential, including the identification of the regional structural position, is being undertaken.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

South Goose Lake Prospect - Williston Basin, Montana, USA
Samson 25% Working Interest (18.375% NRI)
Following the unsuccessful drilling of the Lagerquist #1-19 well a review of the results of this well and the implications for the balance of the acreage is underway, which will determine the forward strategy.

PRODUCTION
December Quarterly Production and Cashflow:

	GAS A$	GAS Mcf	OIL A$	OIL Bbls	TOTAL A$
September 2007 Quarter *	1,100,822	254,170	567,965	7,235	1,668,787
December 2007 Quarter	1,076,592	212,899	529,057	6,369	1,605,649
In some cases revenue is yet to be received and is therefore an estimate
*Exchange Rate Sept Qtr AUD: USD 0.85
** Exchange Rate June Qtr AUD: USD 0.89

Average commodity prices:
	GAS US$	OIL US$
September 2007 Quarter	$3.67	$66.51
December 2007 Quarter	$4.50	$73.92

Gas prices in the Rockies Region remained weak during the December quarter but have returned to stronger levels in January due to the winter heating season and the start up of the eastern part of the Rocky Mountain Express which transports gas from the region into the east coast of the USA. The capacity of the pipeline is such that the Rockies gas markets should reflect national prices rather than trading at a deep discount.

OTHER ACTIVITIES
Interests in Listed Companies
Samson holds shares in a number of listed companies. These investments will continue to be realised during the coming quarters.

FINANCIAL
Convertible Note Facility
The Convertible note facility that is in place is denominated in US$ and the amount outstanding is US$20 million. The A$ equivalent is calculated with reference to the spot AUD:USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the A$ equivalent as reported in the current and previous quarterly.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
September 30, 2007	20,000,000	88.84	22,512,381
December 31, 2007	20,000,000	87.67	22,812,820

Cash and Current Investments
The Company’s cash and current investments at 31 December 2007 were as follows:
		A$
Cash at bank and on deposit	:	3,919,753
Current investments - Shares in listed companies valued at market	:	660,0314
Total		4,579,784

For further information please contact
Denis Rakich, Company Secretary, on 08 9220 9830

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

TERRY BARR
Managing Director

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

31 January 2008

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity

Samson Oil & Gas Limited

ABN	Quarter ended (“current quarter”)

25 009 069 005	31 December 2008

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$’000	Year to date (six months) A$’000
1.1	Receipts from product sales and related debtors	1,407	3,675
1.2	Payments for (a) exploration and evaluation (b) development (c) production (d) administration	(21) (1,947) (538) (1,083)	(127) (2,495) (1,241) (2,183)
1.3	Dividends received	–	–
1.4	Interest and other items of a similar nature received	6	19
1.5	Interest and other costs of finance paid	(1,087)	(1,087)
1.6	Income taxes paid	–	–
1.7	Other (provide details if material)	(6)	124
	Cash received from fixed forward gas swap	419	972
	Accounting fees - relating to audit for the year ending 30 June 2007 and review of SEC registration documents	(488)	(1,000)

	Net Operating Cash Flows	(3,338)	(3,343)
	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects (b) equity investments (c) other fixed assets	– – (37)	– (9) (25)
1.9	Proceeds from sale of: (a) prospects (b) equity investments (c) other fixed assets	– – –	– – –
1.10	Loans to other entities	–	–
1.11	Loans repaid by other entities	–	–
1.12	Other (provide details if material)	–	–

	Net investing cash flow	(37)	(34)
1.13	Total operating and investing cash flows (carried forward)	(3,375)	(3,377)
1.13	Total operating and investing cash flows (brought forward)	(3,375)	(3,377)

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	3,338	3,338
1.15	Proceeds from sale of forfeited shares	–	–
1.16	Proceeds from borrowings	–	–
1.17	Repayment of borrowings	–	–
1.18	Dividends paid	–	–
1.19	Other (costs associated with issue of shares)	(10)	(10)

	Net financing cash flows	3,328	3,328

	Net increase (decrease) in cash held	(47)	(49)
1.20	Cash at beginning of quarter/year to date	3,854	3,986
1.21	Exchange rate adjustments to item 1.20	112	(18)
1.22	Cash at end of quarter	3,919	3,919

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter A$'000
1.23	Aggregate amount of payments to the parties included in item 1.2	142,500
1.24	Aggregate amount of loans to the parties included in item 1.10	–
1.25	Explanation necessary for an understanding of the transactions

Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available A$’000	Amount used A$’000
3.1	Loan facilities	22,812	22,812
3.2	Credit standby arrangements	–	–
	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		A$’000
4.1	Exploration and evaluation	2,320
4.2	Development	232
	Total	2,552

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$’000	Previous quarter A$’000
5.1	Cash on hand and at bank	1,149	1,632
5.2	Deposits at call	2,770	2,222
5.3	Bank overdraft
5.4	Other (provide details)
	Total: cash at end of quarter (item 1.22)	3,919	3,854

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed
6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	209,094,216	209,094,216
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	16,895,383 125,000	16,895,383 125,000	30c 20c	30c 20c
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	7,379,077	–	30c	10.10.2012
7.7	Options (description and conversion factor)	10,216,688 8,500,000 9,000,000 11,000,000 3,121,650 3,000,000 7,379,077	– – – – – – –	Exercise price 25c 45c 42c 45c 30c	Expiry date 31.12.2009 31.05.2011 31.05.2009 31.10.2009 10.10.2012
7.8	Issued during quarter	–	–	–	–
7.9	Exercised during quarter	–	–	–	–
7.10	Expired during quarter	–	–	–	–
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN

SAMSON OIL & GAS LIMITED
December 2007Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .......................................................................Date: 31 January 2008
Company Secretary

Print name:  Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX Code: SSN